

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2023

Zhuang Richun
Chief Executive Officer
Kun Peng International Ltd.
1F, Building 3, No 1001 Huihe South Street
Banbidian Village
Gaobeidian Town, Chaoyang District
Beijing, PRC

> **Re: Kun Peng International Ltd.**
> **Form 10-K for the Fiscal Year Ended September 30, 2022**
> **File No. 333-169805**

Dear Zhuang Richun:

   We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Trade & Services

cc: Celia Velletri